UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 2, 2025

DENALI CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41351	98-1659463
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

437 Madison Avenue 27th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 978-5180

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	DECAU	The Nasdaq Stock Market
Class A ordinary shares, par value $0.0001 per share	DECA	The Nasdaq Stock Market
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	DECAW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 7, 2024, on October 2, 2024, Denali Capital Acquisition Corp. (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Company is not in compliance with Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Rule”), which requires the Company to maintain a minimum Market Value of Listed Securities (“MVLS”) of $50.0 million, and Nasdaq Listing Rule 5450(b)(3)(A) (the “Total Assets Rule” and, together with the MVLS Rule, the “Listing Rules”), which requires the Company to maintain total assets and total revenue of at least $50.0 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years, for continued listing on the Nasdaq Global Market.

On April 2, 2025, the Company received a written letter from the Staff (the “Staff’s Determination”) stating that the Company has not regained compliance with the Listing Rules, and also that the Company is not in compliance with Nasdaq Listing Rule 5450(b)(2)(B) (the “Public Float Rule”), which requires the Company to maintain a minimum of 1,100,000 publicly held shares for continued listing. Consequently, the Staff determined that the Company’s securities will be delisted from The Nasdaq Global Market unless the Company requests an appeal of this determination by April 9, 2025. If the Company does not appeal the Staff’s delisting determination by that date, trading of the Company’s Class A ordinary shares, warrants, and units will be suspended at the opening of business on April 11, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

Trading of the Company’s securities on the OTC market is expected to commence shortly after the Company’s securities are delisted from Nasdaq. The delisting from Nasdaq and the commencement of trading on the OTC market is not expected to immediately impact the Company’s previously announced business combination with Semnur Pharmaceuticals, Inc., a Delaware corporation (“Semnur”) and a wholly owned subsidiary of Scilex Holding Company, and the Company anticipates that the parties will continue to work towards effectuating completion of that business combination.

The Company plans to remain a reporting entity under the Securities Exchange Act of 1934, as amended, and to continue to file periodic and current reports and other information with the SEC.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,”, “anticipates”, “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements are subject to certain risks and uncertainties that may cause the Company’s actual results to differ materially from the expectations expressed in the forward-looking statements. There can be no assurance that the Company will achieve such expectations, including the expected trading of the Company’s securities on the OTC market and the anticipated immediate impact of the delisting on the Company’s proposed business combination with Semnur. The forward-looking statements contained in this report speak only as of the date of this report and the Company undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events or circumstances after the date of this report, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DENALI CAPITAL ACQUISITION CORP.

Date: April 8, 2025	By:	/s/ Lei Huang
	Name:	Lei Huang
	Title:	Chief Executive Officer

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